545 E. John Carpenter Freeway, Suite 1300 Irving, TX 75062 ph: 972-444-4900 f: 972-444-4949 www.felcor.com nyse: fch

September 30, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	FelCor Lodging Limited Partnership
Registration Statement on Form S-4
Filed August 29, 2011
File No. 333-176527-11
Ladies and Gentlemen:
FelCor Lodging Limited Partnership, a Delaware limited partnership (the “Partnership”), and each of the guarantors listed on Appendix A attached hereto (collectively, the “Guarantors”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully request the effective date for the above-captioned Registration Statement be accelerated to September 30, 2011 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.
The Partnership and the Guarantors hereby acknowledge that:

1.
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership and the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The Partnership and the Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 30, 2011
Securities and Exchange Commission

If you have any questions, or require any additional information, please do not hesitate to call me at (972) 444-4900 or Robert W. Dockery at Akin Gump Strauss Hauer & Feld LLP at (214) 969-4316.

Very truly yours,

FELCOR LODGING LIMITED PARTNERSHIP

By:	FelCor Lodging Trust Incorporated,
its general partner

	By:	/s/Jonathan H. Yellen
Jonathan H. Yellen
Executive Vice President and General Counsel

Appendix A
GUARANTORS

Name	State of Incorporation or Organization	I.R.S. Employer Identification Number
FelCor Lodging Trust Incorporated	Maryland	72-2541756
FelCor/CSS Holdings, L.P.	Delaware	75-2620463
FelCor/St. Paul Holdings, L.P.	Delaware	75-2624292
FelCor Canada Co.	Nova Scotia	75-2773637
FelCor Hotel Asset Company, L.L.C.	Delaware	75-2770156
FelCor Lodging Holding Company, L.L.C.	Delaware	75-2773621
FelCor TRS Borrower 1, L.P.	Delaware	20-3526128
FelCor TRS Borrower 4, L.L.C.	Delaware	20-3900525
FelCor TRS Holdings, L.L.C.	Delaware	75-2916176
FelCor Copley Plaza, L.L.C.	Delaware	27-3158742
FelCor Esmeralda (SPE), L.L.C.	Delaware	26-1439076
FelCor St. Pete (SPE), L.L.C.	Delaware	26-1438830
Los Angeles International Airport Hotel Associates, a Texas limited partnership	Texas	75-2656593
Madison 237 Hotel, L.L.C.	Delaware	45-1137528
Royalton 44 Hotel, L.L.C.	Delaware	45-1137592